Exhibit 21

Material Subsidiaries of Scripps Networks Interactive, Inc.

Name of Subsidiary	Jurisdiction of Organization
Scripps Networks, LLC	Delaware

Television Food Network, G.P. (69% owned)	Delaware

TCM Sub, LLC (65% owned)	Delaware

Travel Channel, LLC (65% owned)	Delaware

Great American Country, Inc.	Colorado

Fine Living Network, LLC (94% owned)	Delaware

FUM Machineworks, Inc. (Recipezaar)	Washington

Shopzilla, Inc.	California

Shopzilla (Europe) Limited	England and Wales

Upmystreet.com Limited	England and Wales

Lightdragon Limited (80% owned)	England and Wales